THE MANUFACTURERS LIFE INSURANCE COMPANY,
as issuer of the Debentures,

-and-

COMPUTERSHARE TRUST COMPANY OF CANADA

FIRST SUPPLEMENTAL INDENTURE
SUPPLEMENTAL TO
THE TRUST INDENTURE
MADE AS OF SEPTEMBER 21, 2012

July 1, 2015

THE MANUFACTURERS LIFE INSURANCE COMPANY
3.938% FIXED/FLOATING SERIES A SUBORDINATED DEBENTURES
DUE SEPTEMBER 21, 2022

FIRST SUPPLEMENTAL INDENTURE

This First Supplemental Indenture is dated as of the 1st day of July, 2015 at 11:58 p.m. (Toronto).

B E T W E E N:

THE MANUFACTURERS LIFE INSURANCE COMPANY, a
Canadian insurance company,

(“Successor”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a
trust company existing under the laws of Canada having its head office in the City of Toronto,

(the “Trustee”)

WHEREAS by a trust indenture dated as of September 21, 2012, between The Standard Life Assurance Company of Canada, a predecessor to Successor (“Predecessor”) and the Trustee (the “Indenture”), provision was made for the issuance of Debentures (as defined in the Indenture) in one or more series, unlimited as to aggregate principal amount but issuable only upon the terms and subject to the conditions therein provided;

AND WHEREAS Predecessor agreed to create and issue $400,000,000 principal amount of Debentures on September 21, 2012 designated as the “3.938% Fixed/Floating Series A Subordinated Debentures, due September 21, 2022”;

AND WHEREAS, pursuant to the SCDA Conveyance and Assumption Agreement dated as of July 1, 2015 between Successor and Predecessor, effective 11:58p.m. (Toronto time) on July 1, 2015, Predecessor transferred all of its assets to Successor and Successor assumed all of Predecessor’s liabilities as part of the winding-up of Predecessor and Successor is required pursuant to Section 8.01 of the Indenture to execute a Supplemental Indenture to evidence the assumption by Successor of Predecessor's obligations for the due and punctual payment of the principal of and interest and premium, if any, on the Debentures and the performance and observance of every covenant of the Indenture and any Supplemental Indenture thereto on the part of Predecessor to be performed;

AND WHEREAS, pursuant to Article 16.01 of the Indenture, Successor and the Trustee are authorized to execute and deliver this First Supplemental Indenture pursuant to which Successor will become a party to the Indenture in accordance with Section 8.01 thereof;

AND WHEREAS this Supplemental Indenture is hereinafter sometimes referred to as the “First Supplemental Indenture”;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by Successor, and not the Trustee;

NOW THEREFORE THIS FIRST SUPPLEMENTAL INDENTURE WITNESSES that in consideration of the premises, covenants and agreements herein contained (the receipt and sufficiency of which are hereby acknowledged by each party), the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.0.1             Interpretation

This First Supplemental Indenture is supplemental to the Indenture and shall be read in conjunction therewith. Except only insofar as the Indenture may be inconsistent with the express provisions of this First Supplemental Indenture, in which case the terms of this First Supplemental Indenture shall govern and supersede those contained in the Indenture only to the extent of such inconsistency, this First Supplemental Indenture shall henceforth have effect so far as practicable as if all the provisions of the Indenture and this First Supplemental Indenture were contained in one instrument.  The expressions used in this First Supplemental Indenture and in the Debentures which are defined in the Indenture shall, except as otherwise provided herein, have the respective meanings ascribed to them in the Indenture, as the case may be.  Unless otherwise stated, any reference in this First Supplemental Indenture to an Article, Section or Schedule shall be interpreted as a reference to the stated Article, Section of or Schedule to, this First Supplemental Indenture.

ARTICLE 2
ASSUMPTION

2.0.1             Assumption

Successor hereby expressly assumes Predecessor's obligations for the due and punctual payment of the principal of and interest and premium, if any, on the Debentures and the performance and observance of every covenant of the Indenture and any Supplemental Indenture thereto on the part of Predecessor to be performed and as such shall have all of the rights and be subject to all of the obligations and agreements of Predecessor under the Indenture.  All outstanding Debentures in the name of Predecessor are deemed to be liabilities of Successor.

2.0.2             Further Documentation

Successor hereby agrees to provide such further documentation as the Trustee may reasonably require in connection with Section 2.1 hereof.

ARTICLE 3
NOTICE

3.0.1             Notices and Communications

All notices and other communications given or delivered in accordance with Section 12.01 of the Indenture shall be delivered as follows:

To the Successor:

The Manufacturers Life Insurance Company
200 Bloor Street East
Toronto, Ontario
M4W 1E5

Attention:           Treasurer
Fax:                      416-926-5834
Email:                   steven_moore@manulife.com

To the Trustee:

Computershare Trust Company of Canada
100 University Avenue, 11th Floor
Toronto, ON M5J 2Y1

Attention:           Manager, Corporate Trust
Fax:                      416-981-9777
Email:                   corporatetrust.toronto@computershare.com

ARTICLE 4
CONFIRMATION OF INDENTURE

4.0.1             Confirmation of Indenture and Supplemental Indentures

The Indenture, except to the extent of the amendments provided herein, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

4.0.2             No Additional Waiver

The execution, delivery and effectiveness of this First Supplemental Indenture shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of the Trustee or the Debentureholders.

4.0.3             No Event of Default

As of the date hereof, Successor hereby represents and warrants to the Trustee that no condition or event has occurred that constitutes an event of default or, after the lapse of time or giving of notice or both, would constitute an event of default.

ARTICLE 5
FOR BENEFIT OF SERIES 3.938% FIXED/FLOATING
SERIES A SUBORDINATED DEBENTURES DUE SEPTEMBER 21, 2022

5.0.1             Benefit of Trust Indenture

Successor and the Trustee confirm that all of the provisions of this First Supplemental Indenture are for the benefit of the Debentureholders so long as the Debentures remain outstanding, and may be amended with the sole consent of Successor, the Trustee and, if required by the Indenture, the Debentureholders in accordance with the terms of the Indenture.

ARTICLE 6
ACCEPTANCE OF TRUST BY TRUSTEE

6.0.1             Acceptance of Trustee

The Trustee hereby accepts the trusts in this First Supplemental Indenture declared and provided and agrees to perform the same upon the terms and conditions contained herein.

ARTICLE 7
GENERAL

7.0.1             No Novation

This First Supplemental Indenture and the amendments contained herein are not intended to constitute, and shall not constitute, a novation or rescission of the Indenture or the Debentures, or the creation, issuance or assumption of new debt as a result of the implementation thereof.

7.0.2             Counterparts

This First Supplemental Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

7.0.3             Severability

In case any provision in this First Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

7.0.4             Formal Date

For the purposes of convenience, this First Supplemental Indenture may be referred to as bearing a formal date of July 1, 2015 irrespective of the actual date of execution hereof.

7.0.5             Governing Law

This First Supplemental Indenture shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.

(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed, all as of the date first above written.

THE MANUFACTURERS LIFE INSURANCE COMPANY

By:	“Stephen B. Roder”
Name: Stephen B. Roder
Title: Senior Executive Vice-President and Chief Financial Officer
“H. Steven Moore”
Name: H. Steven Moore
Title: Senior Vice-President, Treasurer and Investor Relations

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	“Yana Nedyalkova”
Name: Yana Nedyalkova Title: Corporate Trust Officer

By:	“Raji Sivalingam”
Name: Raji Sivalingam Title: Associate Trust Officer

[Signature Page to First Supplemental Trust Indenture to the Trust Indenture dated
September 21, 2012 – 3.938% Fixed/Floating Series A Subordinated Debentures]